Capital One Financial Corporation 1680 Capital One Drive McLean, VA 22102

September 20, 2013

Via EDGAR Submission

Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	Capital One Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-13300

Dear Ms. Hayes:

Below are the responses of Capital One Financial Corporation (“Capital One,” the “Company” or “we”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 6, 2013, with respect to the above-referenced filing. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors, page 18

Our Businesses are Subject to the Risk of Increased Litigation, page 31

1. Please revise this disclosure in future filings to include a discussion of your material litigation, if any, rather than including a cross-reference. This section should fully discuss your material risks.

RESPONSE:

We will revise the above-captioned risk factor to remove the cross-reference and will revise the disclosure as necessary to address the Staff’s comment.

Definitive Proxy Statement on Schedule 14A

Item 11. Executive Compensation

Compensation Components, page 32

2. Please include a footnote to the charts on pages 37 and 41 quantifying what portion of your CEO’s and named executive officers’ compensation was settled in cash for each performance year.

RESPONSE:

The charts on pages 37 and 41 of our 2013 proxy statement (the “Compensation by Performance Year Charts”), present the grant date fair value of certain equity awards granted to our CEO and other named executive officers in the “Stock Awards” column. These charts are designed to show the performance year to which the Compensation Committee attributes compensation, including equity awards that may be granted in another fiscal year. Additional information regarding these equity awards, including identification of awards that are

Suzanne Hayes U.S. Securities and Exchange Commission September 20, 2013 Page 2

settled in cash, was presented in the Compensation Discussion and Analysis of our 2013 proxy statement, including in the tables on page 33. In future filings, we will provide the grant date fair value of the awards presented in the Compensation by Performance Year Charts that are cash-settled.

Equity Incentive Awards, page 39

3. You indicate that the Committee’s determination to grant awards to Messrs. Perlin and Finneran were “based in part” on certain factors. Please ensure that future filings disclose all factors considered by the Committee in making equity incentive awards.

RESPONSE:

In future filings, we will revise our disclosures to clarify that the Compensation Discussion and Analysis discloses all material factors considered by the Compensation Committee in granting equity incentive awards.

* * * * * * * * * * *

In connection with our response to the Staff, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Gregory Seward at (703) 720-3250 or the undersigned at (703) 720-1000 if you have any questions or would like any additional information.

Sincerely,

/s/ John G. Finneran, Jr.
John G. Finneran, Jr.
General Counsel & Corporate Secretary